BY EMAIL

April 7, 2011

China MediaExpress Holdings, Inc.
22/F Wuyi Building
33 Dongjie Street
Fuzhou, China

Attn: The Board of Directors ("BOD")

Dear Chairman,

I am writing to resign as an Independent Director and Chairman of Audit Committee ("AC") of China MediaExpress Holding, Inc. (the "Company"), with immediate effect. I have resigned because I cannot execute my fiduciary duties and my roles of Chairman of AC as well as an Independent Director for selecting and engaging capable and appropriate independent professionals and parties with sound reputation for performing the independent investigation to the Company.

Even though a number of discussions and meetings were gone through in the past few weeks, I was not provided by the Chairman and CEO, and other senior managements of any prompt response and tangible actions for resolutions passed in our Board meetings dated 13 March 2011 and 17 March 2011.

In view of above, resignation is my solely choice as it is impossible for me to deliver my contributions, value and independent judgments to those AC, BOD as well as all stakeholders.

Thank you for your kind attention and I wish the Company success in the future.

Yours sincerely,

Marco Kung